Exhibit 99.1

Collective Mining Provides an Exploration Update: Significant Visual Mineralization Intersected in Expansion Drilling at Both the Guayabales and San Antonio Projects

TORONTO, Oct. 20, 2025 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to provide an exploration update and announce that visual inspection of new drill core from step-out drilling at the Guayabales Project's Ramp Zone (located at the bottom of the Apollo system) and the San Antonio Project's Pound target indicates that potentially significant mineralization has been intersected. The Company has ten diamond drill rigs operating and remains on track to complete its recently revised forecast of approximately 60,000 metres of drilling in 2025. The Guayabales and San Antonio Projects are located approximately 3 kilometers apart on either side of the Pan American Highway in Caldas, Colombia and benefit from significant nearby infrastructure including hydropower access, skilled labor and roads.

As a result of the recently closed financing, the Company is in a strong financial position with approximately US$145 million in its treasury and will be able to carry out all activities to advance its business plan, at least until the end of 2027.

Ari Sussman, Executive Chairman commented: "This is the first time in my career that I have been involved in an exploration program which appears to be intersecting potentially exciting mineralization at two projects simultaneously. Visual inspection of new hole APC143-D1 into the Ramp Zone is particularly pleasing as this is the deepest hole drilled to date at the Apollo system and helps to validate our theory that only the top of the Ramp Zone system has been drilled. The Ramp Zone is a reduced intrusion related system and as such, has the potential to extend for 1,000 metres or more vertically. If correct, we may have only intersected the tip of the iceberg of the Ramp Zone thus far."

"Although its early days for the Pound target at the San Antonio Project, it is exciting to find visual mineralization for the first time beginning at a shallow depth in hole SAC-24. We look forward to receiving assay results in the short term and are happy that two additional deep capacity rigs have been secured so we can expedite the drilling in 2026 at both the Ramp Zone and the San Antonio Project."

Exploration Update Highlights (see Figures 1-4)

*The reader should take caution that references below to positive visual mineralization is for indicative purposes only and should not be relied upon. Only official assay results from a third-party laboratory should be relied upon for an actual determination of the metal content in a specific drill hole*

Guayabales Project (see Figure 1 and 4)

•	Six rigs are operating at the Guayabales Project. One rig is being mobilized to conduct expansion drilling at the outcropping zone of high-grade tungsten, gold, silver and copper; two rigs are conducting infill drilling of the Apollo system at elevations ranging between 1,500MASL to 1,000MASL and two deep capacity rigs are focused on expanding both the strike and vertical dimensions of the high-grade Ramp Zone at depth (below Apollo).
•	Of note is the recently completed drill hole APC143-D1, which cut potentially significant Ramp Zone style mineralization at the deepest elevation (~1,370m depth) drilled to date within the Apollo system. Assay results for holes drilled into the Ramp Zone are expected in the next 4-6 weeks.
•	The sixth and final rig operating at the Guayabales Project is expected to start drilling this week at Target X, where the Company recently announced a new greenfield silver discovery highlighted by hole XTC-1 which cut multiple silver rich sets of veins including a best intercept of 12.85 metres @ 503 g/t AgEq. (see press release dated September 3, 2025) The Company believes that potential exists at Target X to find a bulk style mineralized system deeper and along strike from the discovery hole, which remains open in all directions.
•	Two additional deep capacity rigs capable of testing the Ramp Zone have been contracted and are expected to begin operating at site in early Q1, 2026 which would bringing the total number of deep capacity rigs to four.

San Antonio Project (see Figures 2-4)

•	Exploration at the Pound target, the first of three targets to be tested at the San Antonio Project, continues to expand in dimensions with four drill rigs now operating in this area. As drilling continues at the Pound target, a potentially large mineralized system is taking shape and can best be described as a shallow porphyry-related, intermediate sulphidation, sheeted veinlet system sitting above a gold-copper porphyry system. The Pound target covers more than 500 metres of strike length and has been drill tested for more than 1,000 metres from surface. The system remains open in all directions for expansion.
•	In particular, recently completed drill hole SAC-24, which is a follow up hole to previously reported hole SAC-18 (172.40 metres at 1.88 g/t gold equivalent − 1.40 g/t Au, 0.16% Cu, 17 g/t Ag, 68 ppm Mo − and bottomed in strong mineralization; see press release dated August 25, 2025) highlights strong visual mineralization. Review of SAC-24 indicates that a first zone of intermediate sulphidation sheeted veinlet mineralization was intersected beginning at approximately 75 metres downhole which continued for up to 225 metres in length. A second, albeit narrower zone of similar style sheeted veinlet mineralization has been logged from approximately 430 metres to 500 metres downhole. Finally, porphyry style mineralization was encountered beginning at around 725 metres downhole and has been logged with various degrees of intensity until the end of the hole at 1,072 metres. The hole bottomed in mineralization as the Company decided that it makes more sense to wait for assay results from this hole before making the decision to continue to deeper depths. Assay results for drill holes completed at the San Antonio Project are expected in November 2025.
•	In continuance of its aggressive exploration strategy at the San Antonio Project, the Company plans to move one of its rigs shortly to the COP target, where large and coincidental magnetic inversion and chargeability anomalies align with favorable geochemistry from surface soil sampling.

Approximately 140,000 metres of diamond drilling has been completed to date at the Guayabales Project, including 100,000 metres at Apollo. For the San Antonio Project, approximately 13,000 metres of diamond drilling has been completed to date, including 9,500 metres at the Pound target. Numerous drill holes from both projects are outstanding and will be reported once received and compiled by the Company.

Figure 1: Apollo System: Highlighting the High-Grade Ramp Zone at Depth (red font assay results) and the Location of Hole APC143-D1 Which Intersected Significant Visual Mineralization. Please also Note the Location of Hole APC143-D2, Which Will be the Next Hole to Test the Ramp Zone (CNW Group/Collective Mining Ltd.)

Figure 2: Plan View of the San Antonio Project Highlighting the Mineralized Corridor of the Pound Target and Hole SAC-24, Which Cut Significant Visual Mineralization (CNW Group/Collective Mining Ltd.)

Figure 3: Section Showing the Location of SAC-24 and Previously Announced Holes Overlain on a Magnetic Vector Inversion Anomaly (CNW Group/Collective Mining Ltd.)

Figure 4: Plan View of the San Antonio and Guayabales Projects Highlighting the Pound Target and the Apollo System (CNW Group/Collective Mining Ltd.)

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interest in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten Apollo system. The Company's objectives at the Guayabales Project are to expand the newly discovered high-grade Ramp Zone along strike and to depth and drill a series of greenfield generated targets on the property.

Additionally, the Company has launched its largest drilling campaign in history at the San Antonio Project as it hunts for new discoveries and looks to expand upon the newly discovered porphyry system at the Pound target. The San Antonio Project is located between two to five kilometers east-northeast of the Guayabales Project and could potentially share infrastructure given their proximity to each other.

Management, insiders, a strategic investor and close family and friends own 45.3% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on both the NYSE American and TSX under the trading symbol "CNL".

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 ("NI 43-101") and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Samples were cut by Company personnel at Collective Mining's core facility in Caldas, Colombia. Diamond drill core was sawed and then sampled in maximum 2 metres intervals, stopping at geological boundaries. Drill hole core diameter is a mix of PQ, HQ and NQ depending on the depth of the drill hole.

Core samples have been prepared and analyzed at ALS laboratory facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 24, 2025. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

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For further information: Investors and Media: Paul Begin, Chief Financial Officer, p.begin@collectivemining.com, +1 (416) 451-2727

CO: Collective Mining Ltd.

CNW 07:00e 20-OCT-25